Exhibit 99.1

Brera Holdings PLC (d/b/a Solmate Infrastructure) Received Nasdaq Staff Determination Regarding Minimum Bid Price Deficiency; Intends to Request Hearing Before Independent Panel

Staff Determination Issued Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) Following Prior Reverse Stock Split; Company’s Hearing Request Will Automatically Stay Any Suspension or Delisting Action Pending the Panel Decision; Company Expects to Regain Compliance with Nasdaq Minimum Bid Price Requirement Following Shareholder Approval of Reverse Share Split Received Earlier This Month

Dublin, Ireland – April 27, 2026 — Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT) today disclosed that on April 23, 2026, the Company received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Staff has determined to delist the Company’s Class B ordinary shares, $0.005 nominal value per share (“Ordinary Shares”), from The Nasdaq Capital Market unless the Company requests an appeal of the determination before an independent Hearings Panel (the “Panel”) by April 30, 2026.

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the grounds that the Ordinary Shares failed to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days from March 11, 2026 through April 22, 2026, as required under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), and that the Company is ineligible for a 180-calendar day compliance period due to the fact that the 1 for 10 reverse stock split effected on June 26, 2025 was completed within one year of the current bid price deficiency.

The Company intends to timely request a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a). The hearing process provides the Company with an opportunity to present a comprehensive plan to restore compliance with all applicable listing standards. Pursuant to Nasdaq Listing Rule 5815(a)(1)(B), the filing of the hearing request will automatically stay any suspension or delisting action pending the hearing and the issuance of the Panel’s written decision. During this period, the Ordinary Shares will continue to be listed and traded on Nasdaq under the ticker symbol “SLMT.”

As previously disclosed, the Company’s shareholders approved a 10-for-1 reverse share split of the ordinary shares of the Company at an extraordinary general meeting of shareholders held on April 7, 2026, subject to a determination of the Company’s board of directors (the “Board”) to effectuate the reverse share split in its sole discretion. The Board is working to complete the necessary steps to effectuate the reverse share split before making such determination and expects the Company to regain compliance with the Minimum Bid Price Requirement once the reverse share split is effectuated.

This disclosure is being made pursuant to Nasdaq Listing Rule 5810(b), which requires public disclosure of the Staff Determination no later than four business days following receipt.

The Company will provide further disclosure regarding its hearing date, compliance plan, and any related corporate actions as appropriate. Shareholders are encouraged to monitor the Company’s filings with the SEC on EDGAR at www.sec.gov and the Company’s website at www.solmate.com for updates.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. www.solmate.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s intention to request a hearing before the Panel; the expected automatic stay of any suspension or delisting action pending such hearing; the Company’s ability to present a compliance plan and restore compliance with the Minimum Bid Price Requirement; the Board’s expectation that the Company will regain compliance with the Minimum Bid Price Requirement once a 10-for-1 reverse share split is effectuated; and the Board’s evaluation of potential capital markets transactions and other corporate actions. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq Hearings Panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.